UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 19, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

Senior Mortgage Loan – 3rd and Pacific Holdco, LLC

On December 19, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $6,500,000, (the “3&P Senior Loan”). The Borrower, 3rd and Pacific Holdco, LLC, a Delaware limited liability company (“3&P”), used the loan proceeds to acquire approximately 53,000 square feet of land located at the Northeast corner of 3rd Street and Pacific Ave, Long Beach, CA 90802 (the “3&P Property”). The 3&P Property is composed of two parcels, which are currently improved with a parking lot. 3&P intends to obtain entitlements and permits to construct 345 apartment units on the site.

3&P is managed by the principals of Ensemble Real Estate Investments (the “3&P Sponsors”). The 3&P Sponsors have acquired, entitled, and constructed approximately 40 projects valued at approximately $1.2 billion.

On the closing date of the 3&P Senior Loan, 3&P was capitalized with approximately $1,200,000 of equity capital from the 3&P Sponsors.

The 3&P Senior Loan bears an interest rate of 9.0% per annum, paid current on a monthly basis through the maturity date, January 19, 2021 (the “3&P Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the 3&P Senior Loan amount, paid directly by 3&P.

3&P has the ability to extend the 3&P Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and 3&P will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The 3&P Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the  3&P Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 82%. The LTC ratio is the amount of the 3&P Senior Loan divided by the land purchase price and associated entitlement and financing costs. As of its closing date, the 3&P Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 43%. The LTV ratio is the amount of the 3&P Senior Loan divided by the third-party appraised value of the 3&P Property as of December 2019. There can be no assurance that such value is correct.

The 3&P Property is located in the Downtown neighborhood of Long Beach, CA. The 3&P Property is within close proximity to parks, restaurants, the waterfront, and employment hubs.

As the 3&P Senior Loan was purchased from Fundrise Lending, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated November 25, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

		By:	Fundrise Advisors, LLC
		Its:	Manager

		By:	/s/ Bjorn J. Hall
		Name:	Bjorn J. Hall
		Title:	General Counsel

Date:	December 26, 2019